UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

_________________________

SCHEDULE 13D (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No.  1  )*

TERRAFORM POWER, INC.
(Name of Issuer)
Class A Common Stock, $0.01 par value
(Title of Class of Securities)
88104R100
(CUSIP Number)
Ken Maiman Appaloosa Management L.P. 51 John F. Kennedy Parkway, 2nd Floor Short Hills, New Jersey 07078 Tel. No.: (973) 701-7000	with a copy to: Lawrence M. Rolnick, Esq. Steven E. Siesser, Esq. Lowenstein Sandler LLP 1251 Avenue of the Americas, 17th Floor New York, New York 10020
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 7, 2015
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 88104R100
1	NAMES OF REPORTING PERSONS.
Appaloosa Investment Limited Partnership I
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ]
(b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF	7	SOLE VOTING POWER:
SHARES BENEFICIALLY	8	SHARED VOTING POWER:	2,586,903
OWNED BY
EACH REPORTING	9	SOLE DISPOSITIVE POWER:
PERSON WITH	10	SHARED DISPOSITIVE POWER:	2,586,903

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,586,903
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 3.23%(1)
14	TYPE OF REPORTING PERSON: PN

(1) The percentage set forth in Row 13 of this Cover Page is based on the 80,033,122 shares of Class A Common Stock (as defined herein) of the Issuer (as defined herein) outstanding as of October 31, 2015, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 9, 2015.

CUSIP No. 88104R100
1	NAMES OF REPORTING PERSONS.
Palomino Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ]
(b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION: British Virgin Islands

NUMBER OF	7	SOLE VOTING POWER:
SHARES BENEFICIALLY	8	SHARED VOTING POWER:	3,645,097
OWNED BY
EACH REPORTING	9	SOLE DISPOSITIVE POWER:
PERSON WITH	10	SHARED DISPOSITIVE POWER:	3,645,097

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,645,097
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 4.55%(1)
14	TYPE OF REPORTING PERSON: CO

(1) The percentage set forth in Row 13 of this Cover Page is based on the 80,033,122 shares of Class A Common Stock of the Issuer outstanding as of October 31, 2015, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 9, 2015.

CUSIP No. 88104R100
1	NAMES OF REPORTING PERSONS.
Thoroughbred Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ]
(b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF	7	SOLE VOTING POWER:
SHARES BENEFICIALLY	8	SHARED VOTING POWER:	659,378
OWNED BY
EACH REPORTING	9	SOLE DISPOSITIVE POWER:
PERSON WITH	10	SHARED DISPOSITIVE POWER:	659,378

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 659,378
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.82%(1)
14	TYPE OF REPORTING PERSON: PN

(1) The percentage set forth in Row 13 of this Cover Page is based on the 80,033,122 shares of Class A Common Stock of the Issuer outstanding as of October 31, 2015, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 9, 2015.

CUSIP No. 88104R100
1	NAMES OF REPORTING PERSONS.
Thoroughbred Master Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ]
(b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION: British Virgin Islands

NUMBER OF	7	SOLE VOTING POWER:
SHARES BENEFICIALLY	8	SHARED VOTING POWER:	708,622
OWNED BY
EACH REPORTING	9	SOLE DISPOSITIVE POWER:
PERSON WITH	10	SHARED DISPOSITIVE POWER:	708,622

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 708,622
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.89%(1)
14	TYPE OF REPORTING PERSON: CO

(1) The percentage set forth in Row 13 of this Cover Page is based on the 80,033,122 shares of Class A Common Stock of the Issuer outstanding as of October 31, 2015, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 9, 2015.

CUSIP No. 88104R100
1	NAMES OF REPORTING PERSONS.
Appaloosa Management L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ]
(b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF	7	SOLE VOTING POWER:
SHARES BENEFICIALLY	8	SHARED VOTING POWER:	7,600,000
OWNED BY
EACH REPORTING	9	SOLE DISPOSITIVE POWER:
PERSON WITH	10	SHARED DISPOSITIVE POWER:	7,600,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 7,600,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.50%(1)
14	TYPE OF REPORTING PERSON: PN

(1) The percentage set forth in Row 13 of this Cover Page is based on the 80,033,122 shares of Class A Common Stock of the Issuer outstanding as of October 31, 2015, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 9, 2015.

CUSIP No. 88104R100
1	NAMES OF REPORTING PERSONS.
Appaloosa Partners Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ]
(b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF	7	SOLE VOTING POWER:
SHARES BENEFICIALLY	8	SHARED VOTING POWER:	7,600,000
OWNED BY
EACH REPORTING	9	SOLE DISPOSITIVE POWER:
PERSON WITH	10	SHARED DISPOSITIVE POWER:	7,600,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 7,600,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.50%(1)
14	TYPE OF REPORTING PERSON: CO

(1) The percentage set forth in Row 13 of this Cover Page is based on the 80,033,122 shares of Class A Common Stock of the Issuer outstanding as of October 31, 2015, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 9, 2015.

CUSIP No. 88104R100
1	NAMES OF REPORTING PERSONS.
David A. Tepper
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ]
(b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America

NUMBER OF	7	SOLE VOTING POWER:
SHARES BENEFICIALLY	8	SHARED VOTING POWER:	7,600,000
OWNED BY
EACH REPORTING	9	SOLE DISPOSITIVE POWER:
PERSON WITH	10	SHARED DISPOSITIVE POWER:	7,600,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 7,600,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.50%(1)
14	TYPE OF REPORTING PERSON: IN

(1) The percentage set forth in Row 13 of this Cover Page is based on the 80,033,122 shares of Class A Common Stock of the Issuer outstanding as of October 31, 2015, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 9, 2015.

ITEM 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended by amending and restating the first paragraph thereof in its entirety to read as follows:

As of December 7, 2015: (i) AILP owns 2,586,903 shares of Class A Common Stock (the “AILP Shares”), which were acquired with the funds of AILP; (ii) Palomino owns 3,645,097 shares of Class A Common Stock (the “Palomino Shares”), which were acquired with the funds of Palomino; (iii) TFLP owns 659,378 shares of Class A Common Stock (the “TFLP Shares”), which were acquired with the funds of TFLP; and (iv) TML owns 708,622 shares of Class A Common Stock (the “TML Shares,” and collectively with the AILP Shares, the Palomino Shares and the TFLP Shares, the “Shares”), which were acquired with the funds of TML. AMLP may be deemed to beneficially own the Shares as a result of being the general partner of AILP and TFLP and the investment adviser of the Funds. API may be deemed to beneficially own the Shares as a result of being the general partner of AMLP. Mr. Tepper may be deemed to beneficially own the Shares as a result of being the sole stockholder and president of API. The Reporting Persons may therefore be deemed to beneficially own 7,600,000 shares of Class A Common Stock, of which 2,586,903 shares, 3,645,097 shares, 659,378 shares and 708,622 shares, are beneficially owned by each of AILP, Palomino, TFLP and TML, respectively, representing 9.50%, 3.23%, 4.55%, 0.82% and 0.89%, respectively, of the issued and outstanding shares of the Class A Common Stock of the Issuer as of December 7, 2015.

ITEM 4. Purpose of the Transaction.

Item 4 is hereby amended by adding the following after the second paragraph thereof:

On December 7, 2015, AMLP delivered the letter attached as Exhibit D to this Schedule 13D to the Issuer’s chief executive officer raising certain governance concerns and citing the impending Vivint transaction to illustrate those concerns.

ITEM 5. Interest in Securities of the Issuer.

Subparagraphs (a), (b) and (c) of Item 5 are hereby amended and restated in their entirety to read as follows:

(a) The aggregate number and percentage of shares of Class A Common Stock to which this Schedule 13D relates is 7,600,000 shares of Class A Common Stock held for the account of the Funds, constituting approximately 9.50% of the Issuer’s currently outstanding Class A Common Stock. The percentage of shares of Class A Common Stock reported herein are based on the 80,033,122 shares of Class A Common Stock of the Issuer outstanding as of October 31, 2015, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 9, 2015.

(i) AILP:

(a)	As of December 7, 2015, AILP may be deemed the beneficial owner of 2,586,903 shares of Class A Common Stock.
Percentage: Approximately 3.23% as of December 7, 2015.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,586,903 shares of Class A Common Stock

3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,586,903 shares of Class A Common Stock

(ii) Palomino:

(a)	As of December 7, 2015, Palomino may be deemed the beneficial owner of 3,645,097 shares of Class A Common Stock.
Percentage: Approximately 4.55% as of December 7, 2015.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,645,097 shares of Class A Common Stock

3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,645,097 shares of Class A Common Stock

(iii) TFLP:

(a)	As of December 7, 2015, TFLP may be deemed the beneficial owner of 659,378 shares of Class A Common Stock.
Percentage: Approximately 0.82% as of December 7, 2015.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 659,378 shares of Class A Common Stock

3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 659,378 shares of Class A Common Stock

(iv) TML:

(a)	As of December 7, 2015, TML may be deemed the beneficial owner of 708,622 shares of Class A Common Stock.
Percentage: Approximately 0.89% as of December 7, 2015.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 708,622 shares of Class A Common Stock

3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 708,622 shares of Class A Common Stock

(v) AMLP:

(a)	As of December 7, 2015, AMLP may be deemed the beneficial owner of 7,600,000 shares of Class A Common Stock.
Percentage: Approximately 9.50% as of December 7, 2015.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 7,600,000 shares of Class A Common Stock

3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 7,600,000 shares of Class A Common Stock

(vi) API:

(a)	As of December 7, 2015, API may be deemed the beneficial owner of 7,600,000 shares of Class A Common Stock.
Percentage: Approximately 9.50% as of December 7, 2015.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 7,600,000 shares of Class A Common Stock

3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 7,600,000 shares of Class A Common Stock

(vii) Mr. Tepper:

(a)	As of December 7, 2015, Mr. Tepper may be deemed the beneficial owner of 7,600,000 shares of Class A Common Stock.
Percentage: Approximately 9.50% as of December 7, 2015.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 7,600,000 shares of Class A Common Stock

3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 7,600,000 shares of Class A Common Stock

(b)        By virtue of its role as the general partner and investment adviser of AILP, AMLP has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the 2,586,903 shares of Class A Common Stock beneficially owned by it and held for the account of AILP. By virtue of its role as the investment adviser of Palomino, AMLP has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the 3,645,097 shares of Class A Common Stock beneficially owned by it and held for the account of Palomino. By virtue of its role as the general partner and investment adviser of TFLP, AMLP has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the 659,378 shares of Class A Common Stock beneficially owned by it and held for the account of TFLP. By virtue of its role as the investment adviser of TML, AMLP has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the 708,622 shares of Class A Common Stock beneficially owned by it and held for the account of TML. By virtue of its role as general partner of AMLP, API may be deemed to have shared voting power and shared dispositive power with respect to all Class A Common Stock as to which AMLP has voting power or dispositive power and held for the account of the Funds. By virtue of his role as the sole stockholder and president of API, Mr. Tepper may be deemed to have shared voting power and shared dispositive power with respect to all Class A Common Stock as to which API has voting power or dispositive power and held for the account of the Funds.

(c)        Information concerning transactions in the Class A Common Stock effected by the Reporting Persons from December 2, 2015 through and including December 7, 2015 is set forth in Schedule 1 hereto and is incorporated herein by reference. Unless otherwise indicated, all of such transactions were effected in the open market.

ITEM 7. Materials to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

Exhibit D	Letter sent by Appaloosa Management L.P. to Brian Wuebbels, Chief Executive Officer of TerraForm Power, Inc., dated December 7, 2015.

Schedule 1	Transactions of the Reporting Persons Effected from December 2, 2015 through and including December 7, 2015.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 8, 2015	APPALOOSA INVESTMENT LIMITED PARTNERSHIP I By: APPALOOSA MANAGEMENT L.P., Its General Partner By: APPALOOSA PARTNERS INC., Its General Partner
	By:	/s/ David A. Tepper
		Name:	David A. Tepper
		Title:	President

PALOMINO FUND LTD. By: APPALOOSA MANAGEMENT L.P., Its Investment Adviser By: APPALOOSA PARTNERS INC., Its General Partner
	By:	/s/ David A. Tepper
		Name:	David A. Tepper
		Title:	President

Thoroughbred Fund L.P. By: APPALOOSA MANAGEMENT L.P., Its General Partner By: APPALOOSA PARTNERS INC., Its General Partner
	By:	/s/ David A. Tepper
		Name:	David A. Tepper
		Title:	President

THOROUGHBRED MASTER LTD. By: APPALOOSA MANAGEMENT L.P., Its Investment Adviser By: APPALOOSA PARTNERS INC., Its General Partner
By:	/s/ David A. Tepper
	Name:	David A. Tepper
	Title:	President

APPALOOSA MANAGEMENT L.P. By: APPALOOSA PARTNERS INC., Its General Partner
By:	/s/ David A. Tepper
	Name:	David A. Tepper
	Title:	President

APPALOOSA PARTNERS INC.
By:	/s/ David A. Tepper
	Name:	David A. Tepper
	Title:	President

/s/ David A. Tepper
David A. Tepper

Exhibit D

Letter sent by Appaloosa Management L.P. to
the CHIEF EXECUTIVE OFFICER of

TerraForm Power, Inc., dated DECEMBER 7, 2015

December 7, 2015

Mr. Brian Wuebbels, CEO

TerraForm Power, Inc.

7550 Wisconsin Avenue, 9th Floor

Bethesda, MD 20814

Dear Mr. Wuebbels:

Thank you for making time to meet with us briefly at the Morgan Stanley YieldCo Conference last Wednesday. As noted in the meeting (and in our previous letter), Appaloosa has a considerable investment in TerraForm Power, Inc. (“TERP”, or the “Company”), which surely demonstrates our commitment and belief that the Company can regain its balance. Such normalization can only occur, however, with independent leadership that is determined to honor the Company’s mandate (as again stated in its most recent 10-Q) to “acquire, operate and own renewable energy generation assets serving utility and commercial customers that generate high-quality contracted cash flows”. Once again, this will require an arm’s length relationship with SunEdison (“SUNE”) and adherence to proper (and lawful) governance procedures and principles.

As discussed, we view the proposed Vivint transaction as just one (albeit the most egregious) breach of these governance standards. Notwithstanding the assurances you say you have received from the Seller’s (i.e., SUNE’s) attorneys, we do not believe that the Purchase Agreement between TERP and SUNE reflects a valid, arm’s length commercial arrangement. We thus question its legal enforceability for the following reasons:

•	In the first place, the Agreement was struck between an affiliated subsidiary and its controlling parent. Under well-established Delaware law, we believe the validity of this Agreement (and the conduct of the officers and directors who approved it) would be evaluated under the entire fairness doctrine, not the business judgement rule. Thus, the burden of proof as to fairness falls on the Company’s Board of Directors, who must establish that the Purchase Agreement was fair to TERP from a commercial standpoint, and that the procedures by which it was adopted were also fair.

•	Second, the basic terms of the transaction are by no means fair to TERP. The effective purchase price, approaching $1.84 per watt including transaction costs, is high by market standards of last July and even higher by today’s standards. As we’ve already noted, acquiring these assets (particularly in such massive a quantity) deviates from TERP’s business mandate and serves to benefit only SUNE. SUNE clearly covets the Vivint development operations that it needs to offset defects in its own capabilities and market position, which it has ceded to competitors such as Solar City, SunRun, and others. The Purchase Agreement thus facilitates SUNE’s acquisition of the capabilities it lacks, and forces TERP to acquire inferior rooftop assets at an inflated price in order to subsidize the cost of the SUNE/Vivint merger.

•	Additionally, the basic terms of the Purchase Agreement are certainly not market-based or representative of an arm’s length transaction. TERP is burdened with specific performance provisions in the document and is not permitted the benefit of significant seller representations, fiduciary review, break-up fee, or other protective provisions that might normally be negotiated between an unaffiliated buyer and seller.

•	Moreover, the obligations under the Agreement are not mutual. SUNE/Vivint is held to few, if any, standards of performance and is even permitted to fail in delivering the contracted assets at the effective date. Instead, the seller (i.e., SUNE) can issue an unsecured note to TERP as a substitute for any deficiency – technically, in an amount up to 100% of the purchase commitment. Based on public information, it appears that this provision will be invoked. Therefore, the below market interest rate on the note (8% vs. a 15% all-in yield on a note issued to Goldman Sachs at the time of the deal, and an average yield of more than 20% on SUNE’s bonds at current market prices) and SUNE’s precarious financial position become material contractual defects.

•	More to the point, given SUNE’s over-extended financial condition, it is doubtful that TERP will ever be able to collect on the note and receive equivalent value for its purchase.

The Vivint transaction poses a serious threat to the Company’s prospects and should be vigorously resisted by you, as CEO, and the Governance and Conflicts Committee, as the unaffiliated shareholders’ advocate. We look to the both of you to fulfill your obligations and expect to see clear evidence of the steps you will take toward this end.

Sincerely,

James E. Bolin,

Senior Partner

cc:          David Tepper

Lawrence Rolnick, Esq.

Peter Blackmore

TerraForm Power, Inc. Board of Directors

SCHEDULE 1

Transactions of the Reporting Persons Effected from December 2, 2015 through and including December 7, 2015

Person	Date	Security	Amount of Shares Bought (Sold)	Approx. Price per Share (excl. commissions)	Type of Transaction
AILP	12/4/2015	Class A common stock	36,290	8.3882	Ordinary Brokerage Transaction
AILP	12/7/2015	Class A common stock	31,787	8.2545	Ordinary Brokerage Transaction
Palomino	12/4/2015	Class A common stock	51,134	8.3882	Ordinary Brokerage Transaction
Palomino	12/7/2015	Class A common stock	44,789	8.2545	Ordinary Brokerage Transaction
TFLP	12/4/2015	Class A common stock	9,250	8.3882	Ordinary Brokerage Transaction
TFLP	12/7/2015	Class A common stock	8,102	8.2545	Ordinary Brokerage Transaction
TML	12/4/2015	Class A common stock	9,941	8.3882	Ordinary Brokerage Transaction
TML	12/7/2015	Class A common stock	8,707	8.2545	Ordinary Brokerage Transaction